

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2012

<u>Via E-mail</u>
Mr. James Brace
Chief Financial Officer
Wells-Gardner Electronics Corp.
9500 W. 55th Street Suite A
McCook, IL 60525-3605

  Re: Wells-Gardner Electronics Corp.
    Item 4.01 Form 8-K as Amended
    Filed July 9, 2012
    File No. 001-08250

Dear Mr. Brace:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Robert S. Littlepage for

         Larry Spirgel
         Assistant Director